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MICHAEL M. PIRI michael.piri@dechert.com +1 212 641 5674 Direct +1 212 698 3599 Fax

April 23, 2025

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Soo Im-Tang

Re:	William Blair Funds (the “Registrant”)

Post-Effective Amendment No. 154 under the Securities Act of 1933 and Amendment

No. 155 under the Investment Company Act of 1940

(File Nos. 033-17463; 811-05344) on Form N-1A

Dear Ms. Im-Tang:

This letter responds to the comments you provided to Katherine T. Hurley of Dechert LLP and me in a telephonic discussion on April 9, 2025 with respect to your review of Post-Effective Amendment No. 154 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 21, 2025. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of making certain material changes to the William Blair Global Leaders Fund (the “Global Leaders Fund”) and the William Blair International Small Cap Growth Fund (the “International Small Cap Growth Fund”) (each of the Global Leaders Fund and the International Small Cap Growth Fund, a “Fund” and, collectively, the “Funds”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the Amendment.

General

Comment 1.  Please provide a completed fee table and expense example for each Fund at least five business days prior to the date of effectiveness of the Registration Statement.

Response 1.  Each Fund’s completed fee table and expense example are included in Appendix A.

April 23, 2025 Page 2

Comment 2.  If ESG is a principal investment strategy of any of the funds included in the Registration Statement, please include disclosure referencing ESG in the corresponding fund’s principal investment strategies.

Response 2.  The Registrant confirms that ESG is not a principal investment strategy of any of the William Blair Funds.

Global Leaders Fund

Comment 3.  With respect to the footnote to the fee table included in the “FEES AND EXPENSES” sub-section of the prospectus, please confirm that any fee waivers reflected in the fee table will be in effect for at least one year from the effective date of the Registration Statement.

Response 3.  The Registrant confirms that its fee waiver will be in effect for at least one year from the effective date of the Registration Statement and has revised the Fund’s prospectus in response to the Staff’s comment as reflected in Appendix A.

Comment 4.  The Staff takes the position that any fund fees or expenses previously waived or reimbursed by the adviser pursuant to a fund’s contractual agreement with the adviser may only be recouped by the adviser for a period of three years after the date on which such amounts were waived and/or reimbursed. If the Adviser is entitled to recoupment of previously waived fees and reimbursed expenses with respect to the Fund, please confirm that the associated Annual Fund Operating Expenses table included in the Rule 485(b) filing will include a footnote disclosing this recoupment arrangement, including whether the Adviser is entitled to recoupment for three years from: 1) the commencement of operations of the Fund or 2) from the date of the waiver(s) subject to recoupment.

Response 4.  The Registrant confirms that the fee waiver is not subject to recoupment.

Comment 5.  The Fund’s principal investment strategy states that “the Fund invests at least 80% of its total assets in a diversified portfolio of equity securities, including common stocks and other forms of equity investments (e.g., securities convertible into common stocks), issued by companies of all sizes worldwide …” Please clarify whether the Fund may invest in companies of any market cap and include corresponding risk factors. The Staff notes that “Smaller Company Risk” is included as a principal risk of the Fund. If the Fund intends to focus its investments in smaller companies, please revise the disclosure to reflect such focus.

Response 5.  The Fund does not intend to focus its investments in smaller companies. As noted, however, the Fund invests in “companies of all sizes worldwide,” which would

April 23, 2025 Page 3

include smaller companies. Accordingly, the Registrant has included “Smaller Company Risk.”

Comment 6.  With respect to “Focus Risk” included in the “PRINCIPAL RISKS” sub-section of the prospectus, to the extent that the Fund has identified particular industries or sectors in which it intends to focus its investments, please disclose any industries or sectors in the principal investment strategy.

Response 6.  The Registrant confirms that the Fund does not intend to focus on a particular industry or sector.

Comment 7.  Under the “Class I Share Purchase” subheading, please define “William Blair.”

Response 7.  The Registrant has revised the Fund’s prospectus in response to the Staff’s comment as follows:

Class I Share Purchase. The minimum initial investment for an account generally is $500,000 (or any lesser amount if, in William Blair Investment Management, LLC’s and William Blair & Company, L.L.C.’s (collectively, “William Blair”) ~~William Blair’s~~ opinion, the investor has adequate intent and availability of funds to reach a future level of investment of $500,000). There is no minimum for subsequent purchases. There is no minimum initial investment for qualified retirement plans, including, but not limited to, 401(k) plans, 457 plans, employer-sponsored 403(b) plans, defined benefit plans and other similar accounts, or plans whereby Class I shares are held through omnibus accounts (either at the plan level or the level of the plan administrator) and certain other accounts. William Blair may make certain additional exceptions to the minimum initial investment amount in its discretion. Class I shares are only available to certain investors. See “Your Account—Class I Shares” for additional information on the eligibility requirements and investment minimums applicable to purchasing Class I shares.

International Small Cap Growth Fund

Comment 8.  With respect to the footnote to the fee table included in the “FEES AND EXPENSES” sub-section of the prospectus, please confirm that any fee waivers reflected in the fee table will be in effect for at least one year from the effective date of the Registration Statement.

Response 8.  The Registrant confirms that its fee waiver will be in effect for at least one year from the effective date of the Registration Statement and has revised the Fund’s prospectus in response to the Staff’s comment as reflected in Appendix A.

April 23, 2025 Page 4

Comment 9.  The Staff takes the position that any fund fees or expenses previously waived or reimbursed by the adviser pursuant to a fund’s contractual agreement with the adviser may only be recouped by the adviser for a period of three years after the date on which such amounts were waived and/or reimbursed. If the Adviser is entitled to recoupment of previously waived fees and reimbursed expenses with respect to the Fund, please confirm that the associated Annual Fund Operating Expenses table included in the Rule 485(b) filing will include a footnote disclosing this recoupment arrangement, including whether the Adviser is entitled to recoupment for three years from: 1) the commencement of operations of the Fund or 2) from the date of the waiver(s) subject to recoupment.

Response 4.  The Registrant confirms that the fee waiver is not subject to recoupment.

Comment 10.  The Fund’s principal investment strategy references the MSCI ACWI ex US Small Cap (net) index (the “Index”). Please disclose the largest market capitalization of the Index as of a most recent practicable date.

Response 10.  The Registrant has revised the Fund’s prospectus in response to the Staff’s comment as follows:

PRINCIPAL INVESTMENT STRATEGIES: Under normal market conditions, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in stocks of small capitalization (“small cap”) companies. The Fund invests primarily in a diversified portfolio of equity securities, including common stocks and other forms of equity investments (e.g., securities convertible into common stocks), issued by foreign small cap companies that the Adviser believes have above-average growth, profitability and quality characteristics. For purposes of the Fund, William Blair Investment Management, LLC (the “Adviser”) considers a company to be a small cap company if it has a float adjusted market capitalization at the time of purchase no larger than the greater of $5 billion or the largest capitalized company included in the MSCI ACWI ex US Small Cap (net) index. Securities of companies whose float adjusted market capitalizations no longer meet this definition of small cap company after purchase may continue to be held in the Fund. The Fund’s investments are normally allocated among at least six different countries and no more than 50% of the Fund’s equity holdings may be invested in securities of issuers in one country at any given time. Normally, the Fund’s investments will be divided among Continental Europe, the United Kingdom, Canada, Japan and the markets of the Pacific Basin. The Fund may invest the greater of 35% of its net assets or twice the emerging markets component of the ~~MSCI All Country World Ex-U.S. Small Cap Index (net)~~ MSCI ACWI ex US Small Cap (net) index in emerging markets, which include every country in the world except the United States, Canada, Japan, Australia, New Zealand, Hong Kong, Singapore and most Western European countries. As of March 31, 2025, the MSCI ACWI ex US Small Cap (net) index included securities issued by companies that ranged in size between $30 million and $11.19 billion.

April 23, 2025 Page 5

SAI

Comment 11.  Under the subheading “Expense Waivers,” please disclose that only the Board may terminate an expense waiver before its expiration.

Response 11.  The Registrant has revised the Fund’s prospectus in response to the Staff’s comment as follows:

Expense Waivers. The Adviser has entered into a contractual agreement with each Fund listed below to waive fees and/or reimburse expenses, if necessary, in order to limit the Fund’s operating expenses (excluding interest expenses, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses on short sales, other investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund’s business) for each class to the levels reflected in the table below until April 30, 2026. The agreement ~~terminates upon the earlier of April 30, 2026, or the termination of the Management Agreement~~ may not be terminated prior to April 30, 2026, with respect to any Fund, except with approval of the Board of Trustees, or the termination of the Management Agreement.

*  *  *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 641-5674 if you wish to discuss this correspondence further.

Sincerely,

/s/ Michael M. Piri

Michael M. Piri

cc:	Daniel Carey, William Blair Funds

Andrew Pfau, William Blair Funds

Stephanie A. Capistron, Dechert LLP

Appendix A

WILLIAM BLAIR GLOBAL LEADERS FUND	SUMMARY

INVESTMENT OBJECTIVE: The William Blair Global Leaders Fund seeks long-term capital appreciation.

FEES AND EXPENSES: This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment):

	Class N	Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None
Redemption Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

	Class N	Class I	Class R6
Management Fee	0.85%	0.85%	0.85%
Distribution (Rule 12b-1) Fee	0.25%	None	None
Other Expenses	0.43%	0.37%	0.28%

Total Annual Fund Operating Expenses	1.53%	1.22%	1.13%
Fee Waiver and/or Expense Reimbursement*	0.38%	0.32%	0.28%

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.15%	0.90%	0.85%

*

William Blair Investment Management, LLC (the “Adviser”) has entered into a contractual agreement with the Fund to waive fees and/or reimburse expenses in order to limit the Fund’s operating expenses (excluding interest expenses, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses on short sales, other investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund’s business) to 1.15%, 0.90% and 0.85% of average daily net assets for Class N, Class I and Class R6 shares, respectively, until April 30, 2026. The Adviser may not terminate this arrangement prior to April 30, 2026 without the approval of the Fund’s Board of Trustees.

Example: This example is intended to help you compare the cost of investing in shares of the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. The figures reflect the expense limitation for the first year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class N	$117	$446	$798	$1,791
Class I	92	356	640	1,449
Class R6	87	331	595	1,350

WILLIAM BLAIR INTERNATIONAL SMALL CAP GROWTH FUND	SUMMARY

INVESTMENT OBJECTIVE: The William Blair International Small Cap Growth Fund seeks long-term capital appreciation.

FEES AND EXPENSES: This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment):

	Class N	Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None
Redemption Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

	Class N	Class I	Class R6
Management Fee	1.00%	1.00%	1.00%
Distribution (Rule 12b-1) Fee	0.25%	None	None
Other Expenses	0.30%	0.26%	0.17%

Total Annual Fund Operating Expenses	1.55%	1.26%	1.17%
Fee Waiver and/or Expense Reimbursement*	0.20%	0.16%	0.12%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement**	1.35%	1.10%	1.05%

*

William Blair Investment Management, LLC (the “Adviser”) has entered into a contractual agreement with the Fund to waive fees and/or reimburse expenses in order to limit the Fund’s operating expenses (excluding interest expenses, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses on short sales, other investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund’s business) to 1.35%, 1.10% and 1.05% of average daily net assets for Class N, Class I and Class R6 shares, respectively, until April 30, 2026. The Adviser may not terminate this arrangement prior to April 30, 2026 without the approval of the Fund’s Board of Trustees.

**

The Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement does not equal the net expense ratio to average daily net assets in the Financial Highlights section of this Prospectus as a result of a change in the contractual expense limits.

Example: This example is intended to help you compare the cost of investing in shares of the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. The figures reflect the expense limitation for the first year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class N	$137	$470	$826	$1,829

	1 Year	3 Years	5 Years	10 Years
Class I	112	384	676	1,509
Class R6	107	360	632	1,410